Credit Suisse (Bank) Financial Statements 6M11

Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans, allowance for loan losses and credit quality
Note 16 Other assets and other liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Tax
Note 20 Employee deferred compensation
Note 21 Pension and other post-retirement benefits
Note 22 Derivatives and hedging activities
Note 23 Guarantees and commitments
Note 24 Transfers of financial assets and variable interest entities
Note 25 Financial instruments
Note 26 Assets pledged or assigned
Note 27 Litigation

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2011 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2011 and 2010. These condensed consolidated financial statements are the responsibility of the Bank's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
August 10, 2011
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M11	6M10

Consolidated statements of operations (CHF million)

Interest and dividend income	12,151	13,509

Interest expense	(9,332)	(10,615)

Net interest income	2,819	2,894

Commissions and fees	6,609	6,502

Trading revenues	3,110	6,941

Other revenues	1,570	297

Net revenues	14,108	16,634

Provision for credit losses	(21)	(41)

Compensation and benefits	6,882	7,664

General and administrative expenses	3,216	3,712

Commission expenses	945	1,006

Total other operating expenses	4,161	4,718

Total operating expenses	11,043	12,382

Income from continuing operations before taxes	3,086	4,293

Income tax expense	670	881

Income from continuing operations	2,416	3,412

Income/(loss) from discontinued operations, net of tax	0	(19)

Net income	2,416	3,393

Net income/(loss) attributable to noncontrolling interests	999	213

Net income attributable to shareholder	1,417	3,180

of which from continuing operations	1,417	3,199

of which from discontinued operations	0	(19)

Consolidated balance sheets (unaudited)
end of	6M11	2010

Assets (CHF million)

Cash and due from banks	68,560	65,031

of which reported from consolidated VIEs	1,491	1,432

Interest-bearing deposits with banks	4,792	4,457

of which reported at fair value	336	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	198,968	220,708

of which reported at fair value	117,340	136,906

Securities received as collateral, at fair value	32,001	42,100

of which encumbered	18,076	21,305

Trading assets, at fair value	298,531	321,256

of which encumbered	85,467	87,554

of which reported from consolidated VIEs	7,479	8,717

Investment securities	4,024	6,331

of which reported at fair value	3,878	6,192

of which reported from consolidated VIEs	45	72

Other investments	13,669	16,055

of which reported at fair value	10,868	13,184

of which reported from consolidated VIEs	2,043	2,334

Net loans	200,330	200,748

of which reported at fair value	19,191	18,552

of which encumbered	347	783

of which reported from consolidated VIEs	4,036	3,745

allowance for loan losses	(715)	(812)

Premises and equipment	6,160	6,220

of which reported from consolidated VIEs	53	33

Goodwill	6,773	7,450

Other intangible assets	274	304

of which reported at fair value	50	66

Brokerage receivables	40,691	38,773

Other assets	76,457	79,305

of which reported at fair value	37,829	39,419

of which encumbered	2,510	2,388

of which reported from consolidated VIEs	16,763	19,569

Assets of discontinued operations held-for-sale	0	23

Total assets	951,230	1,008,761

Consolidated balance sheets (unaudited) (continued)
end of	6M11	2010

Liabilities and equity (CHF million)

Due to banks	50,801	47,675

of which reported at fair value	3,974	3,995

Customer deposits	262,809	263,767

of which reported at fair value	2,984	2,855

of which reported from consolidated VIEs	433	54

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	142,245	168,394

of which reported at fair value	109,282	123,697

Obligation to return securities received as collateral, at fair value	32,001	42,100

Trading liabilities, at fair value	119,676	133,937

of which reported from consolidated VIEs	165	188

Short-term borrowings	18,447	19,516

of which reported at fair value	4,046	3,308

of which reported from consolidated VIEs	4,126	4,333

Long-term debt	160,844	171,140

of which reported at fair value	74,686	81,474

of which reported from consolidated VIEs	18,184	19,739

Brokerage payables	67,443	61,862

Other liabilities	60,713	61,206

of which reported at fair value	29,533	29,040

of which reported from consolidated VIEs	819	839

Total liabilities	914,979	969,597

Common shares / Participation certificates	4,400	4,400

Additional paid-in capital	22,906	24,026

Retained earnings	11,373	10,068

Treasury shares, at cost	0	0

Accumulated other comprehensive income/(loss)	(12,683)	(10,711)

Total shareholder's equity	25,996	27,783

Noncontrolling interests	10,255	11,381

Total equity	36,251	39,164

Total liabilities and equity	951,230	1,008,761

end of	6M11	2010

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests		Total equity	Number of common shares outstanding

6M11 (CHF million)

Balance at beginning of period	4,400	24,026		10,068	0		(10,711)	27,783	11,381		39,164	43,996,652	[2]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(1)		–	–		–	(1)	(1)		(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–		–	–		–	–	(803)		(803)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–		–	–		–	–	260		260	–

Net income	–	–		1,417	–		–	1,417	973	[5]	2,390	–

Gains/(losses) on cash flow hedges	–	–		–	–		(22)	(22)	–		(22)	–

Foreign currency translation	–	–		–	–		(1,931)	(1,931)	(1,121)		(3,052)	–

Unrealized gains/(losses) on securities	–	–		–	–		(37)	(37)	–		(37)	–

Actuarial gains/(losses)	–	–		–	–		19	19	–		19	–

Net prior service cost	–	–		–	–		(1)	(1)	–		(1)	–

Total other comprehensive income/(loss), net of tax	–	–		–	–		(1,972)	(1,972)	(1,121)		(3,093)	–

Sale of treasury shares	–	2		–	612		–	614	–		614	–

Repurchase of treasury shares	–	–		–	(612)		–	(612)	–		(612)	–

Share-based compensation, net of tax	–	(719)		–	–		–	(719)	(4)		(723)	–

Dividends on share-based compensation, net of tax	–	(67)		–	–		–	(67)	–		(67)	–

Cash dividends paid	–	–		(112)	–		–	(112)	(30)		(142)	–

Changes in redeemable noncontrolling interests	–	(335)	[6]	–	–		–	(335)	(90)		(425)	–

Changes in scope of consolidation, net	–	–		–	–		–	–	(310)		(310)	–

Balance at end of period	4,400	22,906		11,373	0		(12,683)	25,996	10,255		36,251	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 5 Net income attributable to noncontrolling interests excludes CHF 26 million due to redeemable noncontrolling interests. 6 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M10 (CHF million)

Balance at beginning of period	4,400	24,299	11,422	(487)	(8,406)	31,228	14,523	45,751	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(9)	(9)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(669)	(669)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	224	224	–

Net income/(loss)	–	–	3,180	–	–	3,180	213	3,393	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)

Gains/(losses) on cash flow hedges	–	–	–	–	22	22	–	22	–

Foreign currency translation	–	–	–	–	546	546	655	1,201	–

Unrealized gains/(losses) on securities	–	–	–	–	20	20	–	20	–

Actuarial gains/(losses)	–	–	–	–	7	7	–	7	–

Net prior service cost	–	–	–	–	(1)	(1)	–	(1)

Total other comprehensive income/(loss), net of tax	–	–	–	–	594	594	655	1,249	–

Sale of treasury shares	–	(44)	–	1,572	–	1,528	–	1,528	–

Repurchase of treasury shares	–	–	–	(1,281)	–	(1,281)	–	(1,281)	–

Share-based compensation, net of tax	–	(2,356)	–	–	–	(2,356)	–	(2,356)	–

Dividends on share-based compensation, net of tax	–	(84)	–	–	–	(84)	–	(84)	–

Cash dividends paid	–	–	(3,067)	–	–	(3,067)	(92)	(3,159)	–

Changes in scope of consolidation, net	–	–	–	–	–	–	56	56	–

Other	–	–	–	–	–	–	(6)	(6)	–

Balance at end of period	4,400	21,815	9,151	(196)	(7,677)	27,493	14,895	42,388	43,996,652

Consolidated statements of comprehensive income (unaudited)
in	6M11	6M10

Comprehensive income (CHF million)

Net income/(loss)	2,416	3,393

Other comprehensive income/(loss), net of tax	(3,093)	1,249

Comprehensive income/(loss)	(677)	4,642

Comprehensive income/(loss) attributable to noncontrolling interests	(122)	868

Comprehensive income/(loss) attributable to shareholders	(555)	3,774

Consolidated statements of cash flows (unaudited)
in	6M11	6M10

Operating activities of continuing operations (CHF million)

Net income	2,416	3,393

(Income)/loss from discontinued operations, net of tax	0	19

Income/(loss) from continuing operations	2,416	3,412

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	528	565

Provision for credit losses	(21)	(41)

Deferred tax provision	489	526

Share of net income from equity method investments	(26)	(62)

Trading assets and liabilities	(9,265)	17,267

(Increase)/decrease in other assets	(10,558)	(2,678)

Increase/(decrease) in other liabilities	16,039	15,707

Other, net	525	1,729

Total adjustments	(2,289)	33,013

Net cash provided by/(used in) operating activities of continuing operations	127	36,425

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(562)	(1,602)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,320	(30,695)

Purchase of investment securities	(79)	(32)

Proceeds from sale of investment securities	2,096	680

Maturities of investment securities	84	590

Investments in subsidiaries and other investments	(790)	(363)

Proceeds from sale of other investments	2,447	936

(Increase)/decrease in loans	(4,018)	4,349

Proceeds from sales of loans	230	478

Capital expenditures for premises and equipment and other intangible assets	(704)	(757)

Proceeds from sale of premises and equipment and other intangible assets	3	3

Other, net	58	157

Net cash provided by/(used in) investing activities of continuing operations	1,085	(26,256)

Consolidated statements of cash flows (unaudited) (continued)
in	6M11	6M10

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	14,925	7,926

Increase/(decrease) in short-term borrowings	419	8,617

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(10,240)	3,384

Issuances of long-term debt	22,492	29,153

Repayments of long-term debt	(18,416)	(26,830)

Sale of treasury shares	614	1,528

Repurchase of treasury shares	(612)	(1,281)

Dividends paid/capital repayments	(142)	(3,159)

Excess tax benefits related to share-based compensation	0	635

Other, net	(298)	(3,749)

Net cash provided by/(used in) financing activities of continuing operations	8,742	16,224

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(6,450)	(751)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(98)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	3,529	25,544

Cash and due from banks at beginning of period	65,031	52,535

Cash and due from banks at end of period	68,560	78,079

Supplemental cash flow information (unaudited)
in	6M11	6M10

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	549	473

Cash paid for interest	9,232	10,278

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2010, included in the Credit Suisse Annual Report 2010. For a description of the Bank’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010. For the most recently adopted accounting standards and standards to be adopted in future periods, refer to Note 1 – Summary of significant accounting policies in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11. The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

Note 3 Business developments and subsequent events
Acquisitions and divestitures
On April 30, 2011, the Group completed the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) PFS hedge fund administration business, a global leader in hedge fund administration services.

Subsequent events
In July 2011, the UK enacted a levy attributable to the UK operations of large banks on certain funding. The levy came into effect as of January 1, 2011 at a rate of 7.5 basis points for short-term liabilities and 3.75 basis points for long-term equity and liabilities. The Bank currently estimates an expense of CHF 125 million from this levy in 2011 to be recognized in the second half of 2011.

Note 4 Discontinued operations
For further information on the sale of the Bank’s traditional investment strategies business in Asset Management to Aberdeen Asset Management, refer to Note 4 – Discontinued operations in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11.

Note 5 Segment information
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M11 and 6M10 were CHF 335 million and CHF 276 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 975 million and CHF 883 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2011 and December 31, 2010 were CHF 48.8 billion and CHF 47.8 billion, respectively. For further information, refer to Note 5 – Segment reporting in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11.

Net revenues and income before taxes
in	6M11	6M10

Net revenues (CHF million)

Private Banking	5,693	5,891

Investment Banking	7,751	9,315

Asset Management	1,220	1,133

Adjustments [1,2]	(556)	295

Net revenues	14,108	16,634

Income from continuing operations before taxes (CHF million)

Private Banking	1,698	1,766

Investment Banking	1,574	2,578

Asset Management	374	188

Adjustments [1,3]	(560)	(239)

Income from continuing operations before taxes	3,086	4,293

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF 955 million and CHF 182 million in 6M11 and 6M10, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes noncontrolling interest income of CHF 942 million and CHF 156 million in 6M11 and 6M10, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	6M11	2010

Total assets (CHF million)

Private Banking	335,098	337,496

Investment Banking	741,067	803,613

Asset Management	27,813	27,986

Adjustments [1]	(152,748)	(160,334)

Total assets	951,230	1,008,761

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 6 Net interest income
in	6M11	6M10

Net interest income (CHF million)

Loans	2,149	2,392

Investment securities	42	34

Trading assets	6,790	8,019

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,575	1,206

Other	1,595	1,858

Interest and dividend income	12,151	13,509

Deposits	(832)	(760)

Short-term borrowings	(38)	(40)

Trading liabilities	(4,637)	(5,748)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(848)	(716)

Long-term debt	(2,816)	(3,208)

Other	(161)	(143)

Interest expense	(9,332)	(10,615)

Net interest income	2,819	2,894

Note 7 Commissions and fees
in	6M11	6M10

Commissions and fees (CHF million)

Lending business	664	567

Investment and portfolio management	1,827	1,830

Other securities business	37	34

Fiduciary	1,864	1,864

Underwriting	1,033	1,051

Brokerage	2,023	1,994

Underwriting and brokerage	3,056	3,045

Other services	1,025	1,026

Commissions and fees	6,609	6,502

Note 8 Trading revenues
in	6M11	6M10

Trading revenues (CHF million)

Interest rate products	2,545	3,082

Foreign exchange products	(987)	1,631

Equity/index-related products	1,205	2,389

Credit products	(157)	(43)

Commodity, emission and energy products	295	(36)

Other products	209	(82)

Total	3,110	6,941

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Note 9 Other revenues
in	6M11	6M10

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	946	153

Loans held-for-sale	35	(72)

Long-lived assets held-for-sale	(9)	(96)

Equity method investments	60	113

Other investments	261	(114)

Other	277	313

Other revenues	1,570	297

Note 10 Provision for credit losses
in	6M11	6M10

Provision for credit losses (CHF million)

Provision for loan losses	(12)	(29)

Provision for lending-related and other exposures	(9)	(12)

Provision for credit losses	(21)	(41)

Note 11 Compensation and benefits
in	6M11		6M10

Compensation and benefits (CHF million)

Salaries and variable compensation	5,903		6,166

Social security	504		542

Other [1]	475		956

Compensation and benefits	6,882	[2]	7,664

1 Includes pension and other post-retirement expenses of CHF 354 million and CHF 364 million in 6M11 and 6M10, respectively, and the UK levy on variable compensation of CHF 447 million in 6M10. 2 Includes CHF 142 million of severance and other compensation expense related to headcount reductions in Investment Banking.

Note 12 General and administrative expenses
in	6M11	6M10

General and administrative expenses (CHF million)

Occupancy expenses	498	556

IT, machinery, etc.	649	658

Provisions and losses	88	344

Travel and entertainment	199	222

Professional services	979	1,019

Amortization and impairment of other intangible assets	14	17

Other	789	896

General and administrative expenses	3,216	3,712

Note 13 Trading assets and liabilities
end of	6M11	2010

Trading assets (CHF million)

Debt securities	153,805	153,228

Equity securities [1]	87,009	101,196

Derivative instruments [2]	40,059	47,776

Other	17,658	19,056

Trading assets	298,531	321,256

Trading liabilities (CHF million)

Short positions	74,065	76,219

Derivative instruments [2]	45,611	57,718

Trading liabilities	119,676	133,937

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	6M11	2010

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	25,212	28,400

Receivables not netted	13,739	14,987

Total	38,951	43,387

Cash collateral payables (CHF million)

Payables netted against derivative positions	27,570	29,480

Payables not netted [1]	14,560	14,428

Total	42,130	43,908

1 Recorded as cash collateral on derivative instruments in Note 16 - Other assets and other liabilities.

Note 14 Investment securities
end of	6M11	2010

Investment securities (CHF million)

Debt securities held-to-maturity	146	139

Securities available-for-sale	3,878	6,192

Total investment securities	4,024	6,331

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

6M11 (CHF million)

Debt securities issued by foreign governments	146	0	0	146

Debt securities held-to-maturity	146	0	0	146

Debt securities issued by foreign governments	3,306	79	0	3,385

Corporate debt securities	356	0	0	356

Collateralized debt obligations	44	1	0	45

Debt securities available-for-sale	3,706	80	0	3,786

Banks, trust and insurance companies	67	10	0	77

Industry and all other	14	1	0	15

Equity securities available-for-sale	81	11	0	92

Securities available-for-sale	3,787	91	0	3,878

2010 (CHF million)

Debt securities issued by foreign governments	139	0	0	139

Debt securities held-to-maturity	139	0	0	139

Debt securities issued by foreign governments	5,418	225	0	5,643

Corporate debt securities	387	0	0	387

Collateralized debt obligations	71	2	0	73

Debt securities available-for-sale	5,876	227	0	6,103

Banks, trust and insurance companies	69	10	0	79

Industry and all other	9	1	0	10

Equity securities available-for-sale	78	11	0	89

Securities available-for-sale	5,954	238	0	6,192

There were no unrealized losses on investment securities in 6M11 and 2010. No significant impairment charges were recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M11		6M10

in	Debt securities	Equity securities	Debt securities

Additional information (CHF million)

Proceeds from sales	2,095	1	679

Realized gains	40	0	5

Realized losses	(22)	0	(11)

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

6M11 (CHF million)

Due within 1 year	146	146	0	688	688	2.41

Due from 1 to 5 years	0	0	–	2,960	3,036	3.54

Due from 5 to 10 years	0	0	–	0	0	–

Due after 10 years	0	0	–	58	62	5.80

Total debt securities	146	146	0	3,706	3,786	3.37

Note 15 Loans, allowance for loan losses and credit quality
For further information, refer to Note 16 – Loans, allowance for loan losses and credit quality in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and Note 17 – Loans, allowance for loan losses and credit quality in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Loans
end of	6M11	2010

Loans (CHF million)

Mortgages	71,319	69,953

Loans collateralized by securities	22,007	21,247

Consumer finance	3,062	2,833

Consumer loans	96,388	94,033

Real estate	20,921	20,115

Commercial and industrial loans	49,701	51,842

Financial institutions	31,998	33,608

Governments and public institutions	2,134	2,059

Corporate and institutional loans	104,754	107,624

Gross loans	201,142	201,657

of which held at amortized cost	181,951	183,105

of which held at fair value	19,191	18,552

Net (unearned income)/deferred expenses	(97)	(97)

Allowance for loan losses	(715)	(812)

Net loans	200,330	200,748

Gross loans by location (CHF million)

Switzerland	125,301	123,506

Foreign	75,841	78,151

Gross loans	201,142	201,657

Impaired loan portfolio (CHF million)

Non-performing loans	629	690

Non-interest-earning loans	228	298

Total non-performing and non-interest-earning loans	857	988

Restructured loans	41	52

Potential problem loans	394	438

Total other impaired loans	435	490

Gross impaired loans	1,292	1,478

Allowance for loan losses
in	6M11			6M10

	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	143	669	812	1,184

Net movements recognized in statements of operations	(4)	(8)	(12)	(30)

Gross write-offs	(21)	(53)	(74)	(150)

Recoveries	18	3	21	30

Net write-offs	(3)	(50)	(53)	(120)

Provisions for interest	1	3	4	3

Foreign currency translation impact and other adjustments, net	(3)	(33)	(36)	18

Balance at end of period	134	581	715	1,055

Allowance for loan losses and gross loans held at amortized cost
end of	6M11			6M10

	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at end of period	134	581	715	1,055

of which individually evaluated for impairment	99	423	522	727

of which collectively evaluated for impairment	35	158	193	328

Gross loans held at amortized cost (CHF million)

Balance at end of period	96,383	85,568	181,951	186,599

of which individually evaluated for impairment	300	740	1,040	1,484

of which collectively evaluated for impairment	96,083	84,828	180,911	185,115

Loans held at amortized cost – purchases, reclassifications and sales
6M11	Consumer loans	Corporate and institutional loans	Total

Loans held at amortized cost (CHF million)

Purchases	–	1,560	1,560

Reclassifications to loans held-for-sale	–	638	638

of which subsequently sold	–	465	465

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

6M11 (CHF million)

Mortgages	140	503	6,483	45,008	18,462	557	8	13	0	145	71,319

Loans collateralized by securities	1	15	280	19,684	1,972	23	0	0	0	32	22,007

Consumer finance	0	11	30	2,582	273	18	0	15	18	110	3,057

Consumer loans	141	529	6,793	67,274	20,707	598	8	28	18	287	96,383

Real estate	49	133	1,199	9,797	9,065	407	0	0	0	94	20,744

Commercial and industrial loans	266	322	1,526	19,037	14,739	2,775	114	65	145	561	39,550

Financial institutions	5,628	1,722	7,519	5,873	1,734	1,064	0	42	0	108	23,690

Governments and public institutions	52	69	298	455	145	104	455	0	0	6	1,584

Corporate and institutional loans	5,995	2,246	10,542	35,162	25,683	4,350	569	107	145	769	85,568

Gross loans held at amortized cost	6,136	2,775	17,335	102,436	46,390	4,948	577	135	163	1,056	181,951

Value of collateral [1]	2,436	1,629	10,943	92,040	38,897	2,969	70	57	0	494	149,535

2010 (CHF million)

Mortgages	137	1,193	9,412	41,393	16,938	699	15	3	0	163	69,953

Loans collateralized by securities	1	66	330	19,681	1,116	9	0	0	0	44	21,247

Consumer finance	0	2	104	2,113	384	18	0	28	1	177	2,827

Consumer loans	138	1,261	9,846	63,187	18,438	726	15	31	1	384	94,027

Real estate	22	269	1,561	8,645	8,894	398	0	0	0	52	19,841

Commercial and industrial loans	350	615	1,891	19,896	14,917	2,863	95	239	159	687	41,712

Financial institutions	2,183	5,492	8,070	7,028	1,850	1,293	0	0	20	88	26,024

Governments and public institutions	57	140	209	425	87	60	517	0	0	6	1,501

Corporate and institutional loans	2,612	6,516	11,731	35,994	25,748	4,614	612	239	179	833	89,078

Gross loans held at amortized cost	2,750	7,777	21,577	99,181	44,186	5,340	627	270	180	1,217	183,105

Value of collateral [1]	2,476	3,645	12,975	91,558	38,036	3,416	66	0	0	545	152,717

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

6M11 (CHF million)

Mortgages	71,060	105	20	4	130	259	71,319

Loans collateralized by securities	21,661	282	11	1	52	346	22,007

Consumer finance	2,567	424	28	10	28	490	3,057

Consumer loans	95,288	811	59	15	210	1,095	96,383

Real estate	20,614	91	6	18	15	130	20,744

Commercial and industrial loans	38,895	290	43	9	313	655	39,550

Financial institutions	23,539	121	2	19	9	151	23,690

Governments and public institutions	1,581	3	0	0	0	3	1,584

Corporate and institutional loans	84,629	505	51	46	337	939	85,568

Gross loans held at amortized cost	179,917	1,316	110	61	547	2,034	181,951

2010 (CHF million)

Mortgages	69,713	80	14	8	138	240	69,953

Loans collateralized by securities	21,184	46	2	0	15	63	21,247

Consumer finance	2,484	267	37	9	30	343	2,827

Consumer loans	93,381	393	53	17	183	646	94,027

Real estate	19,780	35	0	1	25	61	19,841

Commercial and industrial loans	40,493	715	94	42	368	1,219	41,712

Financial institutions	25,886	125	3	0	10	138	26,024

Governments and public institutions	1,497	3	1	0	0	4	1,501

Corporate and institutional loans	87,656	878	98	43	403	1,422	89,078

Gross loans held at amortized cost	181,037	1,271	151	60	586	2,068	183,105

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

6M11 (CHF million)

Mortgages	117	14	131	0	33	33	164

Loans collateralized by securities	25	9	34	0	0	0	34

Consumer finance	84	32	116	0	21	21	137

Consumer loans	226	55	281	0	54	54	335

Real estate	75	5	80	0	15	15	95

Commercial and industrial loans	286	116	402	41	270	311	713

Financial institutions	42	46	88	0	55	55	143

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	403	173	576	41	340	381	957

Gross impaired loans	629	228	857	41	394	435	1,292

2010 (CHF million)

Mortgages	135	15	150	0	43	43	193

Loans collateralized by securities	37	11	48	0	1	1	49

Consumer finance	146	29	175	0	3	3	178

Consumer loans	318	55	373	0	47	47	420

Real estate	34	10	44	0	14	14	58

Commercial and industrial loans	329	187	516	52	305	357	873

Financial institutions	9	40	49	0	72	72	121

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	372	243	615	52	391	443	1,058

Gross impaired loans	690	298	988	52	438	490	1,478

Gross impaired loan detail
	6M11			2010

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	143	135	18	168	158	26

Loans collateralized by securities	33	29	22	49	45	36

Consumer finance	124	122	59	167	166	48

Consumer loans	300	286	99	384	369	110

Real estate	40	33	20	55	45	29

Commercial and industrial loans	562	511	313	724	667	366

Financial institutions	132	131	84	118	117	89

Governments and public institutions	6	4	6	6	4	6

Corporate and institutional loans	740	679	423	903	833	490

Gross impaired loans with a specific allowance	1,040	965	522	1,287	1,202	600

Mortgages	21	21	–	25	25	–

Loans collateralized by securities	1	1	–	0	0	–

Consumer finance	13	13	–	11	12	–

Consumer loans	35	35	–	36	37	–

Real estate	55	53	–	3	3	–

Commercial and industrial loans	150	149	–	149	146	–

Financial institutions	12	12	–	3	4	–

Corporate and institutional loans	217	214	–	155	153	–

Gross impaired loans without specific allowance	252	249	–	191	190	–

Gross impaired loans	1,292	1,214	522	1,478	1,392	600

of which consumer loans	335	321	99	420	406	110

of which corporate and institutional loans	957	893	423	1,058	986	490

Gross impaired loan detail (continued)
	6M11

end of	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	148	1	0

Loans collateralized by securities	33	0	0

Consumer finance	148	1	0

Consumer loans	329	2	0

Real estate	40	0	0

Commercial and industrial loans	598	3	3

Financial institutions	149	0	0

Governments and public institutions	6	0	0

Corporate and institutional loans	793	3	3

Gross impaired loans with a specific allowance	1,122	5	3

Mortgages	39	0	0

Loans collateralized by securities	1	0	0

Consumer finance	16	0	0

Consumer loans	56	0	0

Real estate	60	3	3

Commercial and industrial loans	180	0	0

Financial institutions	4	0	0

Corporate and institutional loans	244	3	3

Gross impaired loans without specific allowance	300	3	3

Gross impaired loans	1,422	8	6

of which consumer loans	385	2	0

of which corporate and institutional loans	1,037	6	6

Note 16 Other assets and other liabilities
end of	6M11	2010

Other assets (CHF million)

Cash collateral on derivative instruments	13,739	14,987

Cash collateral on non-derivative transactions	1,841	1,792

Derivative instruments used for hedging	2,120	2,682

Assets held-for-sale	25,362	26,886

of which loans	23,816	24,925

of which real estate	1,528	1,946

Assets held for separate accounts	14,712	13,815

Interest and fees receivable	5,658	5,098

Deferred tax assets	7,706	9,350

Prepaid expenses	699	442

Failed purchases	1,245	1,279

Other	3,375	2,974

Other assets	76,457	79,305

Other liabilities (CHF million)

Cash collateral on derivative instruments	14,560	14,428

Cash collateral on non-derivative transactions	52	20

Derivative instruments used for hedging	839	1,059

Provisions [1]	1,095	1,606

of which off-balance sheet risk	487	551

Liabilities held for separate accounts	14,712	13,815

Interest and fees payable	7,364	6,685

Current tax liabilities	799	1,104

Deferred tax liabilities	238	267

Failed sales	6,963	7,354

Other	14,091	14,868

Other liabilities	60,713	61,206

1 Includes provisions for bridge commitments.

Note 17 Long-term debt
end of	6M11	2010

Long-term debt (CHF million)

Senior	117,594	126,441

Subordinated	25,066	24,960

Non-recourse liabilities	18,184	19,739

Long-term debt	160,844	171,140

of which reported at fair value	74,686	81,474

Note 18 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

6M11 (CHF million)

Balance at beginning of period	32	(9,975)	98	(871)	5	(10,711)

Increase/(decrease)	5	(1,938)	(13)	0	0	(1,946)

Reclassification adjustments, included in net income	(27)	7	(24)	19	(1)	(26)

Balance at end of period	10	(11,906)	61	(852)	4	(12,683)

6M10 (CHF million)

Balance at beginning of period	10	(7,745)	84	(761)	6	(8,406)

Increase/(decrease)	22	544	14	(4)	0	576

Reclassification adjustments, included in net income	0	2	6	11	(1)	18

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	32	(7,064)	104	(754)	5	(7,677)

Note 19 Tax
Effective tax rate
in	6M11	6M10

Effective tax rate (%)

Effective tax rate	21.7	20.5

The effective tax rate was impacted by the geographical mix of results. The effective tax rate also reflected an increase in the valuation allowance against deferred tax assets mainly in the UK and an increase in deferred tax asset balances following a re-measurement of deferred tax assets in Switzerland and the US.

Net deferred tax assets
end of	6M11	2010	Change

Net deferred tax assets (CHF million)

Net operating losses	4,494	5,514	(1,020)

Temporary differences	2,974	3,569	(595)

Net deferred tax assets	7,468	9,083	(1,615)

Overall, net deferred tax assets decreased CHF 1,615 million to CHF 7,468 million as of the end of 6M11. The reduction in net deferred tax assets primarily related to foreign exchange translation losses of CHF 841 million and also reflected the recognition of a valuation allowance against deferred tax assets, mainly in the UK, of CHF 180 million and an increase in deferred tax asset balances following a re-measurement of deferred tax assets in Switzerland and the US of CHF 121 million and CHF 132 million, respectively. The split of net deferred tax assets between deferred tax assets related to net operating losses and deferred tax assets on timing differences is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting.

For disclosure purposes, valuation allowances have been allocated against deferred tax assets on net operating losses first with any remainder allocated to deferred tax assets on temporary differences, which is considered the most accurate allocation method given the underlying nature of the gross deferred tax assets.

The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 49 million in unrecognized tax benefits within 12 months of the reporting date.

The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the Netherlands – 2005; the UK – 2003; and the US – 1999.

Note 20 Employee deferred compensation
For further information, refer to Note 21 – Employee deferred compensation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Deferred compensation expense
in	6M11	6M10

Deferred compensation expense (CHF million)

Share-based awards	418	125

Adjustable Performance Plan awards	676	510

Restricted Cash Awards	148	0

Scaled Incentive Share Units	209	298

Incentive Share Units	81	423

Cash Retention Awards	0	305

Partner Asset Facility [1]	73	(40)

Other cash awards	204	183

Total deferred compensation expense	1,809	1,804

Total shares delivered (million)

Total shares delivered	22.1	44.8

1 Compensation expense represents the change in underlying fair value of the indexed assets during the period.

Additional information
end of	6M11

Estimated unrecognized compensation expense (CHF million)

Share-based awards	1,503

Adjustable Performance Plan awards	1,147

Restricted Cash Awards	258

Scaled Incentive Share Units	471

Incentive Share Units	194

Other cash awards	36

Total	3,609

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Share-based award activities
	6M11		6M10

	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF

Share-based award activities

Balance at beginning of period	17.3	43.86	15.5	45.67

Granted	36.9	42.33	2.8	49.38

Settled	(5.0)	42.58	(3.1)	47.46

Forfeited	(0.5)	43.99	(0.2)	60.92

Balance at end of period	48.7	43.12	15.0	46.24

of which vested	0.9	–	1.1	–

of which unvested	47.8	–	13.9	–

Scaled Incentive Share Unit activities
	6M11	6M10

Number of awards (million)

Balance at beginning of period	20.0	–

Granted	0.0	20.7

Settled	(5.0)	0.0

Forfeited	(0.3)	(0.1)

Balance at end of period	14.7	20.6

of which vested	0.5	0.0

of which unvested	14.2	20.6

Incentive Share Unit activities
	6M11	6M10

Number of awards (million)

Balance at beginning of period	37.2	40.2

Granted [1]	0.0	6.0

Settled	(23.0)	(7.2)

Forfeited	(0.6)	(0.5)

Balance at end of period	13.6	38.5

of which vested	1.0	3.2

of which unvested	12.6	35.3

1 Includes Incentive Share Units granted in January and through out the year.

Note 21 Pension and other post-retirement benefits
For further information, refer to Note 22 – Pension and other post-retirement benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

The Bank expects to contribute CHF 41 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2011. As of June 30, 2011, CHF 15 million of contributions have been made.

Components of total pension costs
in	6M11	6M10

Total pension costs (CHF million)

Service costs on benefit obligation	17	17

Interest costs on benefit obligation	66	73

Expected return on plan assets	(82)	(84)

Amortization of recognized prior service cost/(credit)	(1)	(1)

Amortization of recognized actuarial losses	31	21

Net periodic pension costs	31	26

Settlement (gains)/losses	0	(2)

Curtailment losses	1	0

Total pension costs	32	24

Note 22 Derivatives and hedging activities
For further information, refer to Note 23 – Derivatives and hedging activities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and to Note 29 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

For further discussion of the fair value of derivatives, refer to Note 25 – Financial instruments.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 6M11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,873.2	4.0	3.3	0.0	0.0	0.0

Swaps	28,444.7	363.2	358.2	60.1	2.1	1.1

Options bought and sold (OTC)	2,711.6	39.4	40.4	0.0	0.0	0.0

Futures	2,651.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,010.6	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,691.6	407.0	402.2	60.1	2.1	1.1

Forwards	2,119.3	34.2	35.3	20.7	0.1	0.1

Swaps	1,095.1	34.2	45.1	0.0	0.0	0.0

Options bought and sold (OTC)	828.8	11.2	11.8	0.0	0.0	0.0

Futures	11.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	16.0	0.1	0.2	0.0	0.0	0.0

Foreign exchange products	4,070.4	79.7	92.4	20.7	0.1	0.1

Forwards	15.2	1.2	1.2	0.0	0.0	0.0

Options bought and sold (OTC)	25.6	0.5	0.4	0.0	0.0	0.0

Futures	0.2	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.0	1.7	1.6	0.0	0.0	0.0

Forwards	5.2	0.9	0.0	0.0	0.0	0.0

Swaps	229.9	5.1	6.5	0.0	0.0	0.0

Options bought and sold (OTC)	274.4	12.6	14.3	0.2	0.0	0.0

Futures	69.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	452.5	16.4	17.4	0.0	0.0	0.0

Equity/index-related products	1,031.3	35.0	38.2	0.2	0.0	0.0

Credit derivatives [2]	1,971.7	44.3	41.8	0.0	0.0	0.0

Forwards	24.1	1.1	1.1	0.0	0.0	0.0

Swaps	66.8	7.7	7.2	0.0	0.0	0.0

Options bought and sold (OTC)	39.6	2.5	2.0	0.0	0.0	0.0

Futures	184.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	98.7	4.0	4.1	0.0	0.0	0.0

Other products [3]	413.2	15.3	14.4	0.0	0.0	0.0

Total derivative instruments	50,219.2	583.0	590.6	81.0	2.2	1.2

The notional amount for derivative instruments (trading and hedging) was CHF 50,300.2 billion as of the end of 6M11.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2010	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,105.2	429.5	422.4	66.0	2.4	1.6

Options bought and sold (OTC)	2,420.1	44.9	46.1	0.0	0.0	0.0

Futures	2,765.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,730.5	481.2	474.7	66.0	2.4	1.6

Forwards	2,053.6	35.2	37.7	19.4	0.4	0.1

Swaps	1,060.7	34.9	46.1	0.0	0.0	0.0

Options bought and sold (OTC)	794.7	14.3	15.0	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,928.1	84.5	98.9	19.4	0.4	0.1

Forwards	15.5	1.6	1.4	0.0	0.0	0.0

Swaps	0.1	0.1	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	24.8	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	40.9	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.5	4.1	7.4	0.0	0.0	0.0

Options bought and sold (OTC)	279.2	15.2	16.5	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	387.1	17.0	17.9	0.0	0.0	0.0

Equity/index-related products	963.9	37.4	41.9	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,184.3	679.1	689.6	85.4	2.8	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 46,269.7 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	6M11		2010

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	585.2	591.8	681.9	691.3

Counterparty netting [1]	(517.8)	(517.8)	(603.0)	(603.0)

Cash collateral netting [1]	(25.2)	(27.6)	(28.4)	(29.5)

Replacement values (trading and hedging) after netting agreements	42.2	46.4	50.5	58.8

of which recorded in trading assets (PRV) and trading liabilities (NRV)	40.1	45.6	47.8	57.7

of which recorded in other assets (PRV) and other liabilities (NRV)	2.1	0.8	2.7	1.1

1 Netting is based on legally enforceable netting agreements.

Fair value hedges
in	6M11	6M10

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	(5)	995

Foreign exchange products	(2)	31

Total	(7)	1,026

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(22)	(1,010)

Foreign exchange products	2	(32)

Total	(20)	(1,042)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(27)	(16)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	6M11	6M10

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	4	23

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	31	0

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

Net investment hedges
in	6M11	6M10

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	8

Foreign exchange products	1,000	492

Total	1,000	500

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	(2)	3

Total	(2)	3

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. For gains and losses on trading activities by product type, refer to Note 8 – Trading revenues.

Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and in a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit-risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

6M11 (CHF billion)

Current net exposure	11.7	1.9	0.6	14.2

Collateral posted	11.6	1.9	–	13.5

Additional collateral required in a one-notch downgrade event	0.1	1.6	0.2	1.9

Additional collateral required in a two-notch downgrade event	0.3	2.9	0.5	3.7

2010 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	-	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

Credit derivatives
Fair value of credit protection sold
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 6M11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(433,888)	414,475		(19,413)	46,440	2,315

Non-investment grade	(181,138)	158,942		(22,196)	13,923	(3,308)

Total single-name instruments	(615,026)	573,417		(41,609)	60,363	(993)

of which sovereigns	(113,652)	112,392		(1,260)	9,282	(2,162)

of which non-sovereigns	(501,374)	461,025		(40,349)	51,081	1,169

Multi-name instruments (CHF million)

Investment grade [2]	(272,068)	248,710		(23,358)	21,159	(3,942)

Non-investment grade	(65,009)	61,995		(3,014)	16,342	(1,269)

Total multi-name instruments	(337,077)	310,705		(26,372)	37,501	(5,211)

of which sovereigns	(21,953)	20,941		(1,012)	696	(853)

of which non-sovereigns	(315,124)	289,764		(25,360)	36,805	(4,358)

end of 2010

Single-name instruments (CHF million)

Investment grade [2]	(467,419)	450,123	(17,296)	49,008	977

Non-investment grade	(195,341)	169,173	(26,168)	17,161	(2,208)

Total single-name instruments	(662,760)	619,296	(43,464)	66,169	(1,231)

of which sovereigns	(115,191)	113,547	(1,644)	10,305	(2,390)

of which non-sovereigns	(547,569)	505,749	(41,820)	55,864	1,159

Multi-name instruments (CHF million)

Investment grade [2]	(238,371)	215,052	(23,319)	14,480	(4,765)

Non-investment grade	(60,283)	55,884	(4,399)	16,112	(1,088)

Total multi-name instruments	(298,654)	270,936	(27,718)	30,592	(5,853)

of which sovereigns	(15,424)	14,589	(835)	643	(636)

of which non-sovereigns	(283,230)	256,347	(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

6M11 (CHF million)

Single-name instruments	96,525	423,073	95,428	615,026

Multi-name instruments	25,647	265,036	46,394	337,077

Total	122,172	688,109	141,822	952,103

2010 (CHF million)

Single-name instruments	90,718	468,182	103,859	662,759

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,189	148,250	961,414

Note 23 Guarantees and commitments
For further information, refer to Note 24 – Guarantees and commitments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and to Note 30 – Guarantees and commitments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

6M11 (CHF million)

Credit guarantees and similar instruments	1,708	3,671	5,379	4,987		452	2,251

Performance guarantees and similar instruments	5,983	4,759	10,742	9,511		64	4,247

Securities lending indemnifications	17,044	0	17,044	17,044		0	17,044

Derivatives [2]	27,575	24,745	52,320	52,320		2,153	–	[3]

Other guarantees	3,535	948	4,483	4,435		6	1,693

Total guarantees	55,845	34,123	89,968	88,297		2,675	25,235

2010 (CHF million)

Credit guarantees and similar instruments	3,306	3,965	7,271	6,785		512	4,217

Performance guarantees and similar instruments	7,935	3,944	11,879	10,613		97	4,240

Securities lending indemnifications	18,254	0	18,254	18,254		0	18,254

Derivatives [2]	35,743	29,839	65,582	65,582		2,246	–	[3]

Other guarantees	4,016	1,057	5,073	5,003		7	2,183

Total guarantees	69,254	38,805	108,059	106,237		2,862	28,894

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee scheme for the period July 1, 2010 to June 30, 2011 was CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2011 to June 30, 2010, the Bank’s share in the deposit insurance guarantee scheme will be stable at CHF 0.6 billion.

Representations and warranties on mortgages
Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to June 30, 2011 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	21.8

Non-agency securitizations	128.5	[2]

Total	158.5

1 Primarily banks. 2 The outstanding balance of residential mortgage loans as of the end of 6M11 was USD 33.4 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 6M11 is attributable to borrower payments of USD 80.8 billion and losses of USD 14.3 billion due to loan defaults.

Residential mortgage loans sold – repurchase claims and provisions
end of	6M11		2010

Outstanding repurchase claims (USD million)

Government-sponsored enterprises	60		39

Private investors [1]	487		434

Non-agency securitizations	1,084	[2]	–

Total	1,631		473

Provisions related to repurchase claims (USD million)

Total provisions [3]	48		29

1 Primarily banks. 2 At the end of 2Q11 we received repurchase claims of USD 1,084 million related to certain insured non-agency securitizations, and the Bank is in the process of evaluating those claims. 3 Substantially all related to government-sponsored enterprises.

Losses from repurchase of residential mortgage loans sold
in	6M11	6M10

Losses from repurchase of residential mortgage loans (USD million)

Net losses [1]	3	11

1 Primarily related to government-sponsored enterprises.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

6M11 (CHF million)

Irrevocable commitments under documentary credits	4,794	45	4,839	4,552		2,089

Loan commitments	147,726	53,368	201,094	196,793		129,476

Forward reverse repurchase agreements	45,976	0	45,976	45,976		45,976

Other commitments	1,925	1,993	3,918	3,918		68

Total other commitments	200,421	55,406	255,827	251,239		177,609

2010 (CHF million)

Irrevocable commitments under documentary credits	4,489	51	4,540	4,151		1,882

Loan commitments	144,297	55,751	200,048	193,494		133,211

Forward reverse repurchase agreements	51,968	0	51,968	51,968		51,968

Other commitments	1,347	2,482	3,829	3,830		53

Total other commitments	202,101	58,284	260,385	253,443		187,114

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 126,462 million and CHF 127,241 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 6M11 and 2010, respectively.

The Bank has redeemable noncontrolling interests in its consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary’s performance. The put is exercisable December 31, 2011 and, if exercised, would give the Bank full control and ownership in the first quarter of 2012. The Bank currently estimates the redemption value of the put to be BRL 1,270 million (CHF 685 million). The Bank has elected to accrete the value of the payment over 2011, and the accrued portion is included in the balance of the redeemable noncontrolling interest. In addition, Credit Suisse has a call option to acquire the noncontrolling interests.

Note 24 Transfers of financial assets and variable interest entities
For further information, refer to Note 25 – Transfers of financial assets and variable interest entities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and to Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M11 and 6M10 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement as of June 30, 2011 and 2010, regardless of when the securitization occurred.

Securitizations
in	6M11	6M10

Gains and cash flows (CHF million)

CMBS
Net gain [1]	0	13

Proceeds from transfer of assets	0	523

Cash received on interests that continue to be held	34	83

RMBS
Net gain [1]	36	109

Proceeds from transfer of assets	19,542	19,373

Servicing fees	2	3

Cash received on interests that continue to be held	220	225

ABS [2]
Cash received on interests that continue to be held	3	4

CDO
Net gain/(loss) [1]	17	(6)

Proceeds from transfer of assets	482	2,284

Purchases of previously transferred financial assets or its underlying collateral [3]	(157)	(1,258)

Cash received on interests that continue to be held	7	112

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans. 3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M11 and 6M10 transfers (which were not securitizations) treated as sales, along with cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of June 30, 2011 and 2010, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	6M11	6M10

Gains and cash flows (CHF million)

Net gain/(loss) [1]	(6)	17

Proceeds from transfer of assets [2]	109	260

Purchases of previously transferred financial assets or its underlying collateral	(28)	(527)

Servicing fees	1	0

Cash received on interests that continue to be held	368	712

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of June 30, 2011 and December 31, 2010, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M11		2010

CHF million

CMBS
Principal amount outstanding	37,789	[1]	45,129	[1]

Total assets of SPE	55,789		65,667

RMBS
Principal amount outstanding	85,297	[1]	79,077	[1]

Total assets of SPE	89,415		85,556

ABS
Principal amount outstanding	3,479		4,171

Total assets of SPE	3,479		4,171

CDO
Principal amount outstanding	24,868		29,275	[1]

Total assets of SPE	24,868		29,279

Other asset-backed financing activities
Principal amount outstanding	8,858		10,770

Total assets of SPE	8,858		10,770

1 Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.

Key economic assumptions at the time of transfer
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer	RMBS

CHF million, except where indicated

Fair value of beneficial interests	2,538

of which level 2	2,432

of which level 3	106

Weighted-average life, in years	5.8

Prepayment speed assumption (rate per annum), in % [1]	9.0-23.5

Cash flow discount rate (rate per annum), in % [2]	0.5-71.2

Expected credit losses (rate per annum), in %	0.0-71.0

Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of June 30, 2011 and December 31, 2010.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 6M11	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	309		3,575	19	263		1,854

of which non-investment grade	173		1,129	19	28		1,822

Weighted-average life, in years	4.0		5.9	8.6	1.5		2.1

Prepayment speed assumption (rate per annum), in % [3]	–		0.3-31.3	0.8-3.6	–		–

Impact on fair value from 10% adverse change	–		(44.0)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(87.6)	(0.1)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.0-44.0		1.4-52.0	8.0-26.0	2.0-49.0		0.7-10.0

Impact on fair value from 10% adverse change	(5.7)		(91.4)	(0.5)	(1.7)		(3.2)

Impact on fair value from 20% adverse change	(10.9)		(169.6)	(0.8)	(3.4)		(6.3)

Expected credit losses (rate per annum), in %	1.0-44.0		0.0-49.0	5.0-23.0	0.7-49.0		8.0-12.6

Impact on fair value from 10% adverse change	(4.4)		(64.2)	(0.4)	(1.0)		(3.3)

Impact on fair value from 20% adverse change	(8.5)		(117.4)	(0.7)	(2.1)		(6.6)

end of 2010	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [4]	–		0.2-35.8	0.0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [5]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of June 30, 2011 and December 31, 2010. For information on assets pledged or assigned, refer to Note 26 – Assets pledged or assigned.

end of	6M11	2010

CHF million

CMBS
Other assets	625	602

Liability to SPE, included in Other liabilities	(625)	(602)

RMBS
Other assets	0	58

Liability to SPE, included in Other liabilities	0	(58)

ABS
Trading assets	79	19

Other assets	1,534	1,341

Liability to SPE, included in Other liabilities	(1,613)	(1,360)

CDO
Trading assets	47	203

Other assets	194	171

Liability to SPE, included in Other liabilities	(241)	(374)

Other asset-backed financing activities
Trading assets	1,418	1,381

Other assets	26	29

Liability to SPE, included in Other liabilities	(1,444)	(1,410)

Variable interest entities
Consolidated VIEs
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of June 30, 2011 and December 31, 2010.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation

end of 6M11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,171	37	57	79	123	24	1,491

Trading assets	1,857	979	23	3,070	474	1,076	7,479

Investment securities	0	45	0	0	0	0	45

Other investments	0	0	0	7	1,589	447	2,043

Net loans	0	2,939	0	0	51	1,046	4,036

Premises and equipment	0	0	0	0	0	53	53

Loans held-for-sale	6,832	0	6,794	0	5	0	13,631

Other assets	42	1,154	1	25	1,812	98	3,132

Total assets of consolidated VIEs	9,902	5,154	6,875	3,181	4,054	2,744	31,910

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	433	433

Trading liabilities	27	0	0	131	0	7	165

Short-term borrowings	0	4,121	0	5	0	0	4,126

Long-term debt	9,082	25	7,857	479	216	525	18,184

Other liabilities	58	0	61	2	224	474	819

Total liabilities of consolidated VIEs	9,167	4,146	7,918	617	440	1,439	23,727

Consolidated VIEs in which the Bank was the primary beneficiary (continued)
			Financial intermediation

end of 2010	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	0	33	33

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,276	421	4,099

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,851	3,509	35,902

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	321	327	839

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	542	627	25,153

Non-consolidated VIEs
		Financial intermediation

end of 6M11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	100	4,518	644	895	1,893	8,050

Net loans	0	142	1,151	4,815	2,919	9,027

Other assets	0	0	16	0	38	54

Total variable interest assets	100	4,660	1,811	5,710	4,850	17,131

Maximum exposure to loss (CHF million)

Maximum exposure to loss	492	7,834	1,947	6,293	5,229	21,795

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	11,358	99,872	47,475	22,630	7,334	188,669

		Financial intermediation

end of 2010	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	1,423	645	2,905	8,950

Net loans	332	145	1,106	6,520	2,031	10,134

Other assets	0	0	57	0	32	89

Total variable interest assets	462	3,992	2,586	7,165	4,968	19,173

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	2,716	7,936	5,370	24,342

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	52,430	31,006	8,639	217,590

Note 25 Financial instruments
For further information, refer to Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and to Note 32 – Financial instruments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Assets and liabilities measured at fair value on a recurring basis
end of 6M11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	336	0	0		336

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	116,274	1,066	0		117,340

Debt	310	3,672	0	0		3,982

of which corporates	0	3,601	0	0		3,601

Equity	27,934	85	0	0		28,019

Securities received as collateral	28,244	3,757	0	0		32,001

Debt	80,542	63,994	9,269	0		153,805

of which foreign governments	61,777	10,311	312	0		72,400

of which corporates	493	36,087	3,837	0		40,417

of which RMBS	17,847	8,864	2,597	0		29,308

of which CMBS	0	3,245	1,440	0		4,685

of which CDO	0	5,433	699	0		6,132

Equity	76,677	9,728	604	0		87,009

Derivatives	8,964	566,049	8,025	(542,979)		40,059

of which interest rate products	1,417	404,087	1,514	–		–

of which foreign exchange products	1	78,615	1,082	–		–

of which equity/index-related products	5,989	26,697	2,293	–		–

of which credit derivatives	0	41,941	2,390	–		–

Other	6,665	8,970	2,023	0		17,658

Trading assets	172,848	648,741	19,921	(542,979)		298,531

Debt	3,367	311	108	0		3,786

of which foreign governments	3,367	1	17	0		3,385

of which corporates	0	310	46	0		356

Equity	9	83	0	0		92

Investment securities	3,376	394	108	0		3,878

Private equity	0	0	4,047	0		4,047

of which equity funds	0	0	3,000	0		3,000

Hedge funds	0	294	222	0		516

of which debt funds	0	143	144	0		287

Other equity investments	691	67	3,869	0		4,627

of which private	0	18	3,864	0		3,882

Life finance instruments	0	0	1,678	0		1,678

Other investments	691	361	9,816	0		10,868

Loans	0	13,388	5,803	0		19,191

of which commercial and industrial loans	0	6,805	3,349	0		10,154

of which financial institutions	0	5,860	2,447	0		8,307

Other intangible assets (mortgage servicing rights)	0	0	50	0		50

Other assets	5,978	24,241	7,747	(137)		37,829

of which loans held-for-sale	0	15,155	7,275	0		22,430

Total assets at fair value	211,137	807,492	44,511	(543,116)		520,024

Less other investments - equity at fair value attributable to noncontrolling interests	(611)	(118)	(5,047)	0		(5,776)

Less assets consolidated under ASU 2009-17 [2]	0	(11,675)	(5,214)	0		(16,889)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under Basel II	210,526	795,699	34,250	(543,116)		497,359

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,974	0	0		3,974

Customer deposits	0	2,984	0	0		2,984

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	109,282	0	0		109,282

Debt	310	3,672	0	0		3,982

of which corporates	0	3,601	0	0		3,601

Equity	27,934	85	0	0		28,019

Obligations to return securities received as collateral	28,244	3,757	0	0		32,001

Debt	38,600	12,488	16	0		51,104

of which foreign governments	38,066	1,102	1	0		39,169

of which corporates	0	10,406	15	0		10,421

Equity	22,142	746	8	0		22,896

Derivatives	8,247	574,095	8,467	(545,133)		45,676

of which interest rate products	1,224	399,945	992	–		–

of which foreign exchange products	1	89,473	2,965	–		–

of which equity/index-related products	5,408	30,048	2,756	–		–

of which credit derivatives	0	40,594	1,250	–		–

Trading liabilities	68,989	587,329	8,491	(545,133)		119,676

Short-term borrowings	0	3,823	223	0		4,046

Long-term debt	427	61,625	12,634	0		74,686

of which treasury debt over two years	0	16,091	0	0		16,091

of which structured notes over two years	0	20,498	7,995	0		28,493

of which non-recourse liabilities	427	13,023	4,204	0		17,654

Other liabilities	0	26,170	3,704	(341)		29,533

of which failed sales	0	3,723	2,085	0		5,808

Total liabilities at fair value	97,660	798,944	25,052	(545,474)		376,182

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,781	0	0		6,212

of which corporates	0	5,551	0	0		5,551

Equity	35,872	16	0	0		35,888

Securities received as collateral	36,303	5,797	0	0		42,100

Debt	84,904	57,438	10,886	0		153,228

of which foreign governments	67,766	8,096	373	0		76,235

of which corporates	172	34,429	3,802	0		38,403

of which RMBS	16,233	6,936	3,264	0		26,433

of which CMBS	0	2,220	1,861	0		4,081

of which CDO	0	5,704	1,135	0		6,839

Equity	90,779	9,795	622	0		101,196

Derivatives	6,962	663,164	8,719	(631,069)		47,776

of which interest rate products	3,217	475,688	2,072	–		–

of which foreign exchange products	1	83,663	842	–		–

of which equity/index-related products	2,960	32,127	2,301	–		–

of which credit derivatives	0	46,822	2,725	–		–

Other	6,821	10,218	2,017	0		19,056

Trading assets	189,466	740,615	22,244	(631,069)		321,256

Debt	5,625	399	79	0		6,103

of which foreign governments	5,625	0	18	0		5,643

of which corporates	0	387	0	0		387

of which CDO	0	11	62	0		73

Equity	4	85	0	0		89

Investment securities	5,629	484	79	0		6,192

Private equity	0	0	4,370	0		4,370

of which equity funds	0	0	3,277	0		3,277

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	612	807	4,717	0		6,136

of which private	8	614	4,714	0		5,336

Life finance instruments	0	0	1,844	0		1,844

Other investments	612	1,382	11,190	0		13,184

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,475	9,253	(195)		39,419

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	237,896	920,756	50,287	(631,264)		577,675

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(5,163)	0		(6,555)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under Basel II	237,374	908,231	37,969	(631,264)		552,310

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 Assets of consolidated VIEs that are not risk-weighted under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,995	0	0		3,995

Customer deposits	0	2,855	0	0		2,855

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,781	0	0		6,212

of which corporates	0	5,551	0	0		5,551

Equity	35,872	16	0	0		35,888

Obligation to return securities received as collateral	36,303	5,797	0	0		42,100

Debt	44,635	11,351	65	0		56,051

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,426	65	0		9,497

Equity	19,720	394	28	0		20,142

Derivatives	6,693	673,693	9,106	(631,748)		57,744

of which interest rate products	2,980	470,354	1,342	–		–

of which foreign exchange products	16	95,919	2,941	–		–

of which equity/index-related products	2,847	36,098	2,938	–		–

of which credit derivatives	0	45,342	1,256	–		–

Trading liabilities	71,048	685,438	9,199	(631,748)		133,937

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	64,275	16,797	0		81,474

of which treasury debt over two years	0	18,666	0	0		18,666

of which structured notes over two years	0	20,170	9,488	0		29,658

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	25,903	3,733	(596)		29,040

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	914,638	30,359	(632,344)		420,406

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

6M11	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(9)	0	0	56	(46)	0		(9)	0		0	(123)	1,066

Debt	10,886	1,450	(1,512)	5,293	(6,237)	0	0	98		442	0		1	(1,152)	9,269

of which corporates	3,802	378	(205)	2,182	(1,853)	0	0	46		33	0		1	(547)	3,837

of which RMBS	3,264	792	(769)	2,187	(2,830)	0	0	35		215	0		0	(297)	2,597

of which CMBS	1,861	68	(159)	324	(601)	0	0	4		64	0		0	(121)	1,440

of which CDO	1,135	175	(343)	305	(616)	0	0	12		134	0		0	(103)	699

Equity	622	204	(355)	513	(424)	0	0	40		32	0		38	(66)	604

Derivatives	8,719	1,289	(1,040)	0	0	317	(805)	(51)		474	0		0	(878)	8,025

of which interest rate products	2,072	60	(122)	0	0	112	(241)	(9)		(171)	0		0	(187)	1,514

of which equity/index-related products	2,301	109	(153)	0	0	110	(13)	24		171	0		0	(256)	2,293

of which credit derivatives	2,725	845	(717)	0	0	21	(382)	(65)		222	0		0	(259)	2,390

Other	2,017	105	(199)	1,573	(1,239)	0	(36)	8		20	0		0	(226)	2,023

Trading assets	22,244	3,048	(3,106)	7,379	(7,900)	317	(841)	95		968	0		39	(2,322)	19,921

Investment securities	79	2	0	50	(11)	0	(4)	0		0	0		0	(8)	108

Equity	9,346	23	(66)	626	(1,871)	0	0	0		35	0		891	(846)	8,138

Life finance instruments	1,844	0	0	59	(90)	0	0	0		56	0		0	(191)	1,678

Other investments	11,190	23	(66)	685	(1,961)	0	0	0		91	0		891	(1,037)	9,816

Loans	6,258	915	(935)	1,050	(454)	1,163	(1,748)	21		190	0		0	(657)	5,803

of which commercial and industrial loans	3,558	912	(564)	170	(269)	975	(1,192)	5		96	0		0	(342)	3,349

of which financial institutions	2,195	3	(127)	876	(80)	189	(370)	(1)		42	0		0	(280)	2,447

Other intangible assets	66	0	0	0	0	0	0	0		0	0		(10)	(6)	50

Other assets	9,253	2,965	(4,591)	3,185	(2,874)	1,186	(839)	89		374	0		(1)	(1,000)	7,747

of which loans held-for-sale	8,932	2,963	(4,588)	2,991	(2,861)	1,185	(833)	89		349	0		0	(952)	7,275

Total assets at fair value	50,287	6,953	(8,707)	12,349	(13,200)	2,722	(3,478)	205		1,614	0		919	(5,153)	44,511

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(263)	0	0	0	(204)	(4)		0	0		0	(36)	0

Trading liabilities	9,199	836	(842)	133	(192)	451	(1,071)	(29)		950	0		0	(944)	8,491

of which interest rate derivatives	1,342	26	(10)	0	0	11	(103)	(11)		(146)	0		0	(117)	992

of which foreign exchange derivatives	2,941	59	(33)	0	0	2	(324)	(1)		640	0		0	(319)	2,965

of which equity/index-related derivatives	2,938	94	(231)	0	0	185	(190)	26		252	0		0	(318)	2,756

of which credit derivatives	1,256	623	(507)	0	0	123	(276)	(43)		203	0		0	(129)	1,250

Short-term borrowings	123	43	(18)	0	0	226	(137)	1		5	0		0	(20)	223

Long-term debt	16,797	3,535	(5,630)	0	0	4,007	(4,963)	54		546	0		0	(1,712)	12,634

of which structured notes over two years	9,488	804	(1,121)	0	0	1,761	(2,282)	(9)		337	0		0	(983)	7,995

of which non-recourse liabilities	6,825	2,577	(4,398)	0	0	2,043	(2,441)	57		224	0		0	(683)	4,204

Other liabilities	3,733	507	(155)	157	(225)	1	(211)	(30)		163	0		129	(365)	3,704

of which failed sales	1,849	499	(131)	124	(207)	0	(9)	(5)		159	0		0	(194)	2,085

Total liabilities at fair value	30,359	4,921	(6,908)	290	(417)	4,685	(6,586)	(8)		1,664	0		129	(3,077)	25,052

Net assets/liabilities at fair value	19,928	2,032	(1,799)	12,059	(12,783)	(1,963)	3,108	213		(50)	0		790	(2,076)	19,459

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

						Trading revenues			Other revenues

6M10	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	0		0		(1)	0		0	70	1,583

Debt	11,975	1,463	(1,540)	(2,761)		88		618	0		(1)	605	10,447

of which corporates	4,811	481	(359)	(1,182)		52		(98)	0		(1)	268	3,972

of which RMBS	3,626	548	(731)	(1,229)		22		407	0		0	166	2,809

of which CMBS	2,461	117	(135)	(669)		12		(37)	0		0	122	1,871

of which CDO	559	307	(304)	79		2		398	0		0	25	1,066

Equity	487	34	(90)	116		1		18	0		0	19	585

Derivatives	11,192	874	(1,151)	(1,002)		41		182	0		0	511	10,647

of which interest rate products	1,529	173	(150)	296		52		169	0		0	67	2,136

of which equity/index-related products	3,298	152	(282)	(724)		63		565	0		0	152	3,224

of which credit derivatives	4,339	489	(582)	(377)		(70)		(876)	0		0	200	3,123

Other	2,310	370	(601)	73		(1)		52	0		0	106	2,309

Trading assets	25,964	2,741	(3,382)	(3,574)		129		870	0		(1)	1,241	23,988

Investment securities	86	0	0	356		0		4	0		0	(3)	443

Equity	11,944	143	(331)	(252)		0		3	31		164	475	12,177

Life finance instruments	2,048	0	0	(38)		0		130	0		0	94	2,234

Other investments	13,992	143	(331)	(290)		0		133	31		164	569	14,411

Loans	11,079	835	(312)	155		7		(42)	0		9	481	12,212

of which commercial and industrial loans	8,346	251	(113)	(1,537)		3		(275)	0		9	366	7,050

of which financial institutions	2,454	180	(95)	1,598		4		231	0		0	103	4,475

Other intangible assets	30	0	0	87		0		0	0		(28)	1	90

Other assets	6,744	1,484	(1,309)	7,772		31		899	0		18	273	15,912

of which loans held-for-sale	6,220	1,457	(1,287)	7,857		31		931	0		21	250	15,480

Total assets at fair value	59,409	5,203	(5,334)	4,506		167		1,863	31		162	2,632	68,639

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	(217)		0		0	0		0	11	0

Trading liabilities	11,951	909	(1,498)	(2,359)		234		(529)	0		0	558	9,266

of which interest rate derivatives	1,788	128	(142)	(210)		(16)		273	0		0	82	1,903

of which foreign exchange derivatives	2,936	59	(15)	(1,126)		(1)		(84)	0		0	140	1,909

of which equity/index-related derivatives	3,635	253	(468)	(478)		185		(363)	0		0	170	2,934

of which credit derivatives	1,996	444	(567)	(351)		36		(540)	0		0	96	1,114

Short-term borrowings	164	12	(14)	160		0		(40)	0		0	6	288

Long-term debt	16,646	1,532	(2,156)	6,514		(256)		799	0		0	752	23,831

of which structured notes over two years	14,781	1,086	(1,996)	(1,231)		(126)		(756)	0		0	690	12,448

of which non-recourse liabilities	0	350	(16)	8,928		(126)		1,558	0		0	(29)	10,665

Other liabilities	3,994	145	(67)	508		(4)		(403)	0		46	174	4,393

of which failed sales	1,932	106	(28)	668		(4)		(373)	0		0	86	2,387

Total liabilities at fair value	32,961	2,598	(3,735)	4,606		(26)		(173)	0		46	1,501	37,778

Net assets/liabilities at fair value	26,448	2,605	(1,599)	(100)		193		2,036	31		116	1,131	30,861

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 1 – Summary of significant accounting policies. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M11				6M10

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	163	790	953	[1]	2,229	147	2,376	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,139)	724	(1,415)		1,897	40	1,937

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Nonrecurring fair value changes
end of	6M11	2010

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	0.6

of which level 2	0.0	0.1

of which level 3	0.6	0.5

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	6M11			2010

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	82	168	(86)	105	187	(82)

Non-interest-earning loans	479	2,595	(2,116)	653	2,087	(1,434)

Financial instruments (CHF million)

Interest-bearing deposits with banks	336	337	(1)	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,340	116,831	509	136,906	135,939	967

Loans	19,191	19,345	(154)	18,552	18,677	(125)

Other assets	23,661	33,844	(10,183)	25,078	36,195	(11,117)

Due to banks and customer deposits	(720)	(732)	12	(410)	(420)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(109,282)	(109,202)	(80)	(123,697)	(123,562)	(135)

Short-term borrowings	(4,046)	(4,017)	(29)	(3,308)	(3,262)	(46)

Long-term debt	(74,686)	(80,336)	5,650	(81,474)	(87,977)	6,503

Other liabilities	(5,808)	(6,674)	866	(5,734)	(7,569)	1,835

Gains and losses on financial instruments
	6M11		6M10

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	0		10	[1]

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	713	[1]	998	[1]

Other trading assets	(5)	[2]	68	[2]

Other investments	88	[2]	(176)	[3]

of which related to credit risk	(2)		(18)

Loans	1,012	[2]	(513)	[2]

of which related to credit risk	134		453

Other assets	2,110	[2]	1,755	[1]

of which related to credit risk	269		(50)

Due to banks and customer deposits	(12)	[1]	(12)	[2]

of which related to credit risk	8		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(81)	[1]	30	[2]

Short-term borrowings	(141)	[2]	109	[2]

Long-term debt	(3,943)	[2]	1,449	[2]

of which related to credit risk [4]	(215)		964

Other liabilities	(738)	[2]	46	[3]

of which related to credit risk	(260)		(34)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Fair value, unfunded commitments and term of redemption conditions
end of 6M11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	46		9		55	0

Equity funds	26		5,640	[1]	5,666	0

Equity funds sold short	0		(156)		(156)	0

Total funds held in trading assets and liabilities	72		5,493		5,565	0

Debt funds	38		249		287	195

Equity funds	5		89		94	0

Others	7		128		135	0

Hedge funds	50		466	[2]	516	195

Debt funds	11		0		11	17

Equity funds	3,000		0		3,000	849

Real estate funds	283		0		283	199

Others	753		0		753	211

Private equities	4,047		0		4,047	1,276

Equity method investments	367		0		367	0

Total funds held in other investments	4,464		466		4,930	1,471

Total fair value	4,536	[3]	5,959	[4]	10,495	1,471	[5]

1 54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 30 days and 17% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on demand with a notice period primarily of less than 30 days and 15% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 2,218 million attributable to noncontrolling interests. 4 Includes CHF 83 million attributable to noncontrolling interests. 5 Includes CHF 521 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 2010	Non-redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	36		6,340	[1]	6,376	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	36		6,260		6,296	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,277		0		3,277	1,052

Real estate funds	322		0		322	223

Others	759		0		759	214

Private equity	4,370		0		4,370	1,508

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,586		801		6,387	1,742

Total fair value	5,622	[3]	7,061	[4]	12,683	1,742	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Carrying value and estimated fair values of financial instruments
	6M11		2010

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	198,968	198,968	220,708	220,708

Securities received as collateral	32,001	32,001	42,100	42,100

Trading assets	298,531	298,531	321,256	321,256

Investment securities	4,024	4,024	6,331	6,331

Loans	200,330	202,780	200,748	203,346

Other financial assets [1]	194,505	194,543	191,893	191,931

Financial liabilities (CHF million)

Due to banks and deposits	313,610	313,607	311,442	311,436

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	142,245	142,245	168,394	168,394

Obligation to return securities received as collateral	32,001	32,001	42,100	42,100

Trading liabilities	119,676	119,676	133,937	133,937

Short-term borrowings	18,447	18,448	19,516	19,516

Long-term debt	160,844	160,208	171,140	169,942

Other financial liabilities [2]	127,918	127,918	122,801	122,801

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 26 Assets pledged or assigned
For further information, refer to Note 27 – Assets pledged or assigned in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11 and to Note 33 – Assets pledged or assigned in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2010.

Assets pledged or assigned
end of	6M11	2010

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	147,484	163,535

of which assets provided with the right to sell or repledge	106,400	112,030

Fair value of collateral received with the right to sell or repledge	343,904	357,618

of which sold or repledged	280,918	308,316

Note 27 Litigation
For further information, refer to Note 29 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q11.